Appendix A
to the Operating Expenses Limitation Agreement

(as amended on December 3, 2015 for Huber Capital Mid Cap Value Fund)

Series or Fund of Advisors Series Trust	Operating Expense Limit
Huber Capital Equity Income Fund – Investor Class	1.49%
Huber Capital Equity Income Fund – Institutional Class	0.99%
Huber Capital Small Cap Value Fund – Investor Class	1.85%
Huber Capital Small Cap Value Fund – Institutional Class	1.35%
Huber Capital Diversified Large Cap Value Fund – Investor Class	1.25%
Huber Capital Diversified Large Cap Value Fund – Institutional Class	0.75%
Huber Capital Mid Cap Value Fund – Investor Class	1.50%
Huber Capital Mid Cap Value Fund – Institutional Class	1.10%

ADVISORS SERIES TRUST	HUBER CAPITAL MANAGEMENT, LLC
on behalf of the Funds listed on Appendix A

By: /s/ Douglas G. Hess	By: /s/ Gary Thomas

Name: Douglas G. Hess	Name: Gary Thomas

Title: President	Title: COO/CCO